Stream Communications Network & Media Inc.
(formerly Stream Communications Network, Inc.)

Consolidated Financial Statements
(unaudited)
For the six months ended June 30, 2005

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the
Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2005

Stream Communications Network & Media Inc. Consolidated Balance Sheets

(unaudited)

(in Canadian dollars)

	June 30, 2005	December 31, 2004
ASSETS
Current Assets Cash and cash equivalents	$ 168,820	$ 640,308
Accounts receivable - net (note 2)	321,712	267,020
Inventory	14,312	6,781
Prepaid expenses and advances	61,837	56,552
	566,681	970,661
Property, plant and equipment (note 3)	10,049,162	10,243,982
Intangibles - (note 4)	2,286,773	2,916,444
	$ 12,902,616	$ 14,131,087
LIABILITIES Current Liabilities Trade accounts payable and accrued liabilities	$ 1,633,416	$ 2,062,001
Accounts payable pertaining to financing costs	687,308	1,002,709
Loan payable (note 5)	650,000	650,000
Current portion of long-term debt (note 6)	130,874	101,530
	3,101,598	3,816,240
Long-term Liabilities Due to related party (note 7)	4,425,388	4,236,302
Long-term debt (note 6)	744,671	814,707
	8,271,657	8,867,249
Non-controlling interest	718,946	710,445
	8,990,603	9,577,694
SHAREHOLDERS' EQUITY	37,603,585	36,005,421
Capital stock Authorized 150,000,000 common shares of no par value Issued and fully paid (note 8)
Contributed surplus	3,723,260	2,167,551
Warrants (note 8e)	2,025,447	2,025,447
Private placement subscriptions (note 8c)	1,313,078	-
Cumulative translation account	(38,495)	944,701
Deficit	(40,714,862)	(36,589,727)
	3,912,013	4,553,393
	$ 12,902,616	$ 14,131,087

"Iwona Kozak"

"Casey Forward"

President

Chief Financial Officer

Stream Communications Network & Media Inc. Consolidated Statements of Operations and Deficit For the six months ended June 30

(unaudited)

(in Canadian dollars)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Revenues	$ 1,445,359	$ 1,078,645	$ 2,883,031	$ 1,940,455

Expenses

Administration and services

Investor relations

Occupancy costs

Professional fees

Programming

Sales and marketing

Stock-based compensation (note 8d)

Travel and automotive

Wages for ongoing operations

	408,547 660,594 127,791 23,791 256,704 9,405 207,982 71,471 505,558	430,725 19,165 83,418 8,296 198,146 3,607 2,304,052 51,010 245,885	717,009 1,300,535 250,413 107,850 509,384 71,304 1,555,709 129,118 995,247	588,171 20,116 153,340 99,361 371,581 41,357 2,304,052 97,775 595,225
	2,271,843	3,344,304	5,636,569	4,270,978
Loss before undernoted items Amortization of property, plant and equipment Amortization of intangibles	(826,484) 239,517 233,913	(2,265,659) 180,705 56,104	(2,753,538) 465,188 480,420	(2,330,523) 335,492 110,903
	473,430	236,809	945,608	446,395
Loss before other items	(1,299,914)	(2,502,468)	(3,699,146)	(2,776,918)
Other items Financing expenses Foreign exchange loss Interest income	203,975 15,277 (5,644)	194,863 - (20,775)	365,761 50,034 (10,370)	208,631 - (27,782)
	213,608	174,088	405,425	180,849
Loss before non-controlling interest Non-controlling interest	(1,513,522) (3,680)	(2,676,556) (16,450)	(4,104,571) (20,564)	(2,957,767) (18,715)
Net loss for the period	(1,517,202)	(2,693,006)	(4,125,135)	(2,976,482)
Deficit, beginning of period	(39,197,660)	(30,308,488)	(36,589,727)	(30,025,012)
Deficit, end of period	$ (40,714,862)	$ (33,001,494)	$ (40,714,862)	$ (33,001,494)
Loss per share, basic and diluted
Loss per share	$ (0.04)	$ (0.09)	$ (0.11)	$ (0.10)
Weighted average number of shares Basic and diluted	38,268,002	29,738,582	38,268,002	29,738,582

Stream Communications Network & Media Inc. Consolidated Statements of Cash Flows

For the six months ended June 30

(unaudited)

(in Canadian dollars)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Operating Activities Net loss for the period	$ (1,517,202)	$ (2,693,006)	$ (4,125,135)	$ (2,976,482)
Items not involving cash Amortization	473,430	236,809	945,608	446,395
Stock-based compensation	207,982	2,304,052	1,555,709	2,304,052
Issuance of shares for debt	1,067,881	487,557	1,487,754	487,557
Non-controlling interest	54,029	16,450	70,226	18,715
Change in non-cash working capital	286,120	351,862	(65,838)	280,237
Accounts receivable	105,047	(24,333)	(76,710)	(62,827)
Inventory	8,146	(4,593)	(8,120)	(5,323)
Prepaid expenses and advances	2,422	(94,819)	(12,478)	(94,206)
Accounts payable and accrued liabilities	(520,121)	(2,149,089)	(620,859)	(2,369,106)
Net cash used by operating activities	(118,386)	(1,920,972)	(784,005)	(2,251,225)
Financing Activities Loans from related parties	-	2,026,792	-	3,177,392
Issuance of shares for cash	110,410	-	110,410	-
Share subscriptions pursuant to private placement	484,775	-	1,313,078	-
Long-term debt	69,256	(22,214)	38,912	(35,871)
Net cash provided by financing activities	664,441	2,004,578	1,462,400	3,141,521
Investing Activities Purchase of property, plant and equipment	(622,817)	(294,294)	(1,263,432)	(953,285)
Net cash used in investing activities	(622,817)	(294,294)	(1,263,432)	(953,285)
Foreign exchange effect on cash	60,602	72,838	113,549	164,152
Change in cash and cash equivalents	(16,160)	(137,850)	(471,488)	101,163
Cash and cash equivalents at beginning of period	184,980	446,371	640,308	207,358
Cash and cash equivalents at end of period	$ 168,820	$ 308,521	$ 168,820	$ 308,521

Stream Communications Network & Media Inc. Notes to Consolidated Financial statements (unaudited)

June 30, 2005

(in Canadian dollars)

1. NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland. The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On August 17, 2004 the Company changed its name from Stream Communications Network, Inc. to Stream Communications Network & Media Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

	Country of Incorporation	Percentage ownership June 30, 2005	Percentage ownership December 31, 2004
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat")	Poland	100.0%	100.0%
IEWS S.A.	Poland	100.0%	100.0%
Streamline Media Sp. z.o.o. ("Streamline")	Poland	100.0%	100.0%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	5 1.0%	5 1.0%
ASK Stream Sp. z o.o.	Poland	60.0%	60.0%
Vega Sp. z o.o.	Poland	99.0%	98.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

The exchange rate of the Polish zloty to the Canadian dollar at December 31, 2004 was 2.4898 as compared to 2.7267 at June 30, 2005. The Company follows the current rate method translating balance sheet items at the current rate. Accordingly balances at December 31, 2004 in Polish zloty are reduced by 9% in terms of Canadian dollars at June 30, 2005.

2. ACCOUNTS RECEIVABLE		June 30, 2005	December 31, 2004
Accounts receivable Allowance for doubtful accounts		$ 501,589 (179,877)	$ 464,012 (196,992)
Accounts receivable - net		$ 321,712	$ 267,020
3. PROPERTY, PLANT AND EQUIPMENT June 30, 2005	Cost	Accumulated amortization	Net book value
Automobiles	$ 416,333	$ 146,277	$ 270,056
Buildings, offices	287,980	100,119	187,861
Cable television network equipment	13,268,407	3,761,576	9,506,831
Furniture and fixtures	433,682	411,033	22,649
Computer software	76,397	72,548	3,849
Plant construction-in-progress	57,916	-	57,916
	$ 14,540,715	$ 4,491,553	$ 10,049,162
December 31, 2004
Automobiles	$ 444,227	$ 188,622	$ 255,605
Buildings, offices	298,630	96,835	201,795
Cable television network equipment	13,454,046	3,711,930	9,742,116
Furniture and fixtures	412,360	377,992	34,368
Computer software	82,288	74,116	8,172
Plant construction-in-progress	1,926	-	1,926
	$ 14,693,477	$ 4,449,495	$ 10,243,982

Stream Communications Network & Media Inc. Notes to Consolidated Financial statements (unaudited)

June 30, 2005

(in Canadian dollars)

4.	INTANGIBLE ASSETS
Accumulated
June 30, 2005		Cost	amortization	Impairment	Net book value
Subscriber base		6,099,271	1,876,875	1,935,623	2,286,773
		$ 6,099,271	$ 1,876,875	$ 1,935,623	$ 2,286,773
Accumulated
December 31, 2004		Cost	amortization	Impairment	Net book value
Subscriber base		6,585,678	1,549,440	2,119,794	2,916,444
		$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444

5.

LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 repayable on or before August 31, 2005. Originally this loan was due on June 30, 2005, interest bearing at 12% per annum, compounded monthly, payable monthly on the last day of each month. An extension was granted to retire this loan on or before August 31, 2005 with the interest increased to 18% for the months of July and August of 2005. In consideration of the loan, the Company granted a security interest in favour of the lender over all of the Company's present and after-acquired personal property preceded by bank loans and due to related party amount. The lender received a non-refundable bonus payment of 275,000 free-trading common shares of the Company. The loan was jointly and personally guaranteed by two directors/officers and one former director ("Guarantors") of the Company. In addition, one of the Guarantors pledged and granted the lender 3,000,000 shares in the capital of the Company. The Company has issued replacement shares to that Guarantor. When the loan is repaid 3,000,000 shares will be returned to treasury.

6.	LONG-TERM DEBT
		June 30, 2005	December 31, 2004
Loan balances, current portion		$ 130,874	$ 101,530
Loan balances, long term portion		744,671	814,707
Total		$ 875,545	$ 916,237

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum.

7. DUE TO RELATED PARTY

The amount due to related party, a former director, bears interest at 5%, compounded annually.  The lender agreed in writing that the loan will not be repaid before June 30, 2006.  The total amount due (including accrued interest) is $3,601,683 USD (equivalent to $4,425,388 CAD) of which $2,000,000 USD was secured by various cable TV networks, with the remaining debt being unsecured.  The Company accrued $198,962 interest in USD (equivalent to $244,465 CAD) up to June 30, 2005..

8.

CAPITAL STOCK

(a)

Authorized

150,000,000 common shares of no par value

(b)

Issued

	Number of Shares	Price	Share Capital
Balance - December 31, 2002	29,003,149	-	$ 31,229,685
Warrants exercised	702,526 $	1.80	1,264,542
Fair value of warrants expired	-	-	228,323
Fair value of warrants exercised	-	-	486,905
Balance - December 31, 2003	29,705,675		33,209,455
Shares issued for business development	500,000	0.98	487,557
Shares issued for loan security	3,000,000	-	-
Financial expenses	1,275,000	0.49	629,809
Issued for services	78,125	0.78	60,855
Issued for services	275,000	0.49	135,841
TV programming and content development	3,000,000	0.49	1,481,904
Balance - December 31, 2004	37,833,800		36,005,421

	Stream Communications Network & Media Inc. Notes to Consolidated Financial statements (unaudited) June 30, 2005 (in Canadian dollars)
8.	CAPITAL STOCK (continued)
	Settlement of debts	2,067,258	0.63	1,299,804
	Private placement	107,500	0.73	78,690
	Acquisition of cable TV network	260,000	0.72	187,950
	Stock options	40,000	0.79	31,720
	Balance - June 30, 2005	40,308,558		$ 37,603,585

(c)

Private placement

The Company has received subscriptions to a private placement. Originally the private placement was proposed at a price of $0.75 USD per unit comprised of one common share and a non-transferable share purchase warrant, with two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1 .00 USD per common share for a period of two years. The placement has been repriced at $0.60 USD per unit with the warrant shares at $0.80 USD per share, but is still subject to a repricing clause to be settled no later than August 31, 2005. See subsequent events note 11.

(d)

Options

In the Annual General Meeting held on June 29, 2005, the shareholders approved the amendment to the stock option plan whereby the directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding: Shares	Weighted average Exercise price $
Balance of options at December 31, 2003 4,370,000	$1.88
Cancelled (4,370,000)
Granted 2,490,000	$0.60 USD
Balance of options at December 31, 2004 2,490,000
Granted 1,770,000$	$0.60 USD
Granted 100,000$	$0.65 USD
Exercised (40,000)$	$0.65 USD
Cancelled (300,000)
Balance of options at June 30, 2005 4,020,000	$0.60 USD

The following table summarizes information about fixed stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable
Range of exercise prices (USD$)	Number Outstanding at June 20, 2005	Weighted Average Remaining Contractual life (years)	Weighted Average Exercise price (USD$)	Number Exercisable at June 30, 2005	Weighted Average Exercise Price (USD$)
$0.60	4,020,000	4.2	$0.60	4,020,000	4.2

Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses had been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

Based on the above assumptions the average fair value for each option is $0.83193; accordingly $1,555,709 of stock-based compensation has been recorded in the statement of operations.

Stream Communications Network & Media Inc. Notes to Consolidated Financial statements (unaudited) June 30, 2005 (in Canadian dollars)
8. CAPITAL STOCK (continued) (e) Warrants

The changes in warrants were as follows
	Number of Warrants	Number of Common shares Permitted to be Purchased	Weighted Average price per Share	Expiry Date	Fair value of warrants
Outstanding December 31, 2004:	3,126,579	2,976,579	$1.84	28-Dec-05	$2,025,447
Expired	-	-	-	-	-
Exercised	-	-	-	-	-
Total Balance June 30, 2005	3,126,579	2,976,579	$.184		$2,025,447
Outstanding June 20, 2005:
	300,000	150,000	$1.80	28-Dec-05	$103,962
	2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
	125,000	125,000	2.25 USD	28-Dec-05	49,080
Total Balance June 30, 2005	3,126,579	2,976,579			$2,025,447

9.

FINANCIAL INSTRUMENTS

(a)

Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b)

Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c)

Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company had the following financial assets and liabilities in foreign currencies:

June 30, 2005

December 31, 2004

Polish zlotys

$USD

Polish zlotys

$USD

Exchange rates to the Canadian dollar	2.7267	0.8303	2.4898	0.8142
Cash	424,776	94.26	871,011	-
Accounts receivable	806,280	-	630,975	-
Accounts payable	4,070,304	507,313	3,781,290	507,313
Due to related parties	-	3,603,718	-	-
Long term debt	2,030,496	-	2,028,457	-

10.

CONTINGENCY

The company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $NIL has been accrued at June 30, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

11.

SUBSEQUENT EVENTS

The Company has been raising funds pursuant to a private placement, subject to repricing until August 31, 2005. A price was set at $0.60 USD per share with a one-half warrant to purchase additional shares at $0.80 USD wherein some 2,052,600 shares have been issued. Additional shares may have to be issued.

12.

OFFICERS AND DIRECTORS

Iwona Kozak - President and Director

Adam Wojcik - Chief Operating Officer and Director

Casey Forward - Chief Financial Officer and Director

Michael Young - Corporate Secretary and Director

Robert Wussler- Director, Chairman

Robert Wooldridge - Director, Chairman of the Audit Committee